

Mail Stop 3030

May 17, 2018

Via E-mail
Shawn Vadala
Chief Financial Officer
Mettler-Toledo International Inc.
1900 Polaris Parkway
Columbus, OH 43240

      **Re: Mettler-Toledo International Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 9, 2018
             Form 8-K filed May 3, 2018
             File No. 001-13595**

Dear Mr. Vadala:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense and taxes, page 35

1.   We note that you presented an annual effective tax rate for 2017 that excludes the one-time charge associated with the Tax Cuts and Jobs Act but you did not identify the measure as non-GAAP or include any of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please revise your presentation in future filings to fully comply with that guidance.

Form 8-K filed May 3, 2018

Exhibit 99.1

2.   We note you present non-GAAP measures more prominently than the directly comparable GAAP measures by including the identification of only non-GAAP adjusted EPS in the headline, discussing non-GAAP local currency sales growth before GAAP sales growth, and discussing destination local currency sales growth and adjusted operating income without the most directly comparable GAAP measure. In addition, you present the forward looking non-GAAP measures local currency sales growth and Adjusted EPS without providing the reconciliation of the amounts to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and please revise your presentation in future earnings releases to comply with that guidance.

3.   Your computation of free cash flow differs from the typical calculation, which is cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures by excluding restructuring payments. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 with any questions. You may also reach Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                        Sincerely,

                        /s/ Kevin J. Kuhar

                        Kevin J. Kuhar
                        Accounting Branch Chief
                        Office of Electronics and Machinery